FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                           Form 20-F   X      Form 40-F
                                     -----              ------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934. )
                                  Yes         No    X
                                     -----       -------

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on re-designation of director of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on December 7, 2005.

                                    SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Mok Kam Wan
                              ---------------







                          Name:    Zhang Xiaotie and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    December 7, 2005

                                [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 906)

                                  ANNOUNCEMENT
                           Re-designation of Director

The Board of Directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company") announces that Mr Jiang Weiping, a Non-executive Director of the Company was re-designated as an Executive Director of the Company and appointed as a member of the Compensation and Nomination Committee of the Board, with effect from 7 December 2005.

Mr Jiang Weiping, age 54, became a Director of the Company since 4 October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Assistant to the President of China Network Communications Group Corporation since July 2004. Since November 2005, he has also served as General Manager of the Human Resources Department of the Company. From May 2000 to July 2004, Mr Jiang served as General Manager in each of Liaoning Communications Company and the former Liaoning Telecommunications Company. From August 1984 to May 2000, he held a series of senior-level positions in the Liaoning Provincial Administration of Posts and Telecommunications, including Deputy Director and Director from August 1993 to May 2000. Mr Jiang graduated from the Harbin Institute of Technology with a bachelor's degree in radio communications.

Mr Jiang Weiping does not have a fixed term of services with the Company and he will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr Jiang Weiping is entitled to an annual director's fee of HK$250,000 as proposed by the Board and approved by the shareholders of the Company at the annual general meeting held on 20 May 2005. Mr Jiang Weiping is not entitled to an additional annual fee of HK$50,000 as a member of the Strategic Planning Committee of the Board. Mr Jiang Weiping is also not entitled to any additional compensation for being a member of the Compensation and Nomination Committee. As at the date hereof, Mr Jiang Weiping holds 700,000 share options in the Company. Save for such share options, Mr Jiang Weiping does not have any interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

Except as noted above, Mr Jiang Weiping is not connected with any directors, senior management or substantial or controlling shareholders of the Company and has not held any other directorships in any listed public companies in the last three years. There are no other matters relating to the re-designation of Mr Jiang Weiping that need to be brought to the attention of the shareholders of the Company.

                              By Order of the Board
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                 Zhang Chunjiang
                                    Chairman

Hong Kong, 7 December 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.